

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 23, 2022

Lowell Holden
Chief Financial Officer
Nascent Biotech Inc.
623 17th Street Suite 4
Vero Beach FL, 32960

> **Re: Nascent Biotech Inc.**
> **Registration Statement on Form S-1**
> **Filed September 19, 2022**
> **File No. 333-267496**

Dear Mr. Holden:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Claudia McDowell